Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

14 July 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
14 July 2008	400,000	On the Exchange	4.50	4.43	1,791,080.00
Total	400,000				1,791,080.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 4,752,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{4{,}752{,}000 \times 100}{3{,}220{,}823{,}003} \right) \qquad 0.148\%$$

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Li Lai Man Nancy

Company Secretary

First Pacific Company Limited

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Filing made by Indofood Agri Resources Limited ("Indo Agri") to the Singapore Stock Exchange, in relation to Indo Agri's announcement on Completion of the Proposed Subscription in PT Lajuperdana Indah.

Dated this 29th day of July, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, Chairman
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

PROPOSED SUBSCRIPTION OF NEW SHARES REPRESENTING 60% OF THE ENLARGED SHARE CAPITAL OF PT LAJUPERDANA INDAH ("PT LPI")

The Board of Directors of Indofood Agri Resources Ltd. (the "**Company**") refers to the circular to shareholders of the Company dated 20 June 2008 (the "**Circular**") and the subsequent announcements by the Company dated 27 June 2008 and 7 July 2008.

Terms and references used in this Announcement which have not been defined herein bear the same meaning as ascribed to them in the Circular.

The Board of Directors of the Company wishes to announce that the subscription by the Company's 90%-owned subsidiary, PT SIMP, of 187,500 new shares having a nominal value of Rp1,000,000 each in the share capital of PT LPI, representing 60% of the enlarged total number of issued shares in PT LPI, for an aggregate cash consideration of Rp375 billion (which is equivalent to approximately S$56 million[1]), was completed today. Following the completion of the Proposed Subscription, PT LPI has become a subsidiary of the Company.

By Order of the Board of the Company

Moleonoto Tjang
Executive Director
28 July 2008

[1] For purposes of this Announcement, an exchange rate of Rp6,748.92 : S$1 was used for translation purposes.

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

Filing made by Indofood Agri Resources Limited ("Indo Agri") to the Singapore Stock Exchange, in relation to Indo Agri's announcement on Refinancing of Bridging Loan Facilities.

Dated this 29th day of July, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, Chairman
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

IndoAgri

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

ANNOUNCEMENT

Terms and references used in this announcement which have not been defined herein bear the same meaning as ascribed to them in the circular (the "**Circular**") to shareholders of Indofood Agri Resources Ltd. (the "**Company**") dated 2 October 2007.

The Board of Directors of the Company refers to the Circular in relation to the acquisition of a majority interest in Lonsum ("**Lonsum Acquisition**") and the subsequent announcement by the Company on 10 April 2008 in relation to the 5-year syndicated term loan obtained by the Company's 90%-owned subsidiary, PT SIMP, to refinance US$160 million of bridging loan facilities (the "**10 April Announcement**"). It was stated in the 10 April Announcement that the Group intends to refinance the remaining US$20 million and Rp2.4 trillion of bridging loan facilities (which were obtained to part finance the Lonsum Acquisition and the Tender Offer) on or before their maturity in the third quarter of 2008.

The Board of Directors of the Company wishes to announce the status of its loan refinancing as follows:-

(a) in respect of the remaining US$20 million of bridging loan facilities, US$10 million has been restructured into a 1-year short term loan whilst US$10 million is intended to be repaid by PT SIMP using internal cash upon its maturity in October 2008; and

(b) in respect of the remaining Rp2.4 trillion of bridging loan facilities, (i) Rp1.0 trillion has been refinanced by a 5-year term loan with repayment to be made in 18 instalments on a 3-monthly basis; (ii) the original lenders have agreed with PT SIMP to restructure approximately Rp1.3 trillion of the bridging loan facilities into 1-year short term loans; and (iii) Rp0.1 trillion is intended to be repaid by PT SIMP using internal cash upon its maturity in August 2008.

By Order of the Board of the Company

Moleonoto Tjang
Executive Director
29 July 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

Form of Share Buyback Report to The Stock Exchange of Hong Kong Limited ("the Exchange")

Form G

To: The Head of the Listing Division
The Listing Division
The Stock Exchange of Hong Kong Limited

15 July 2008

Dear Sir,

Name of Company: First Pacific Company Limited (Stock Code: 00142)

Description of Securities: Ordinary Shares of par value of US$0.01 each

A. Purchase Report

We hereby report the following purchases by our company of the above securities.

Trading Day / Date	Number of Securities Purchased	Method of Purchase*	Price per Share or Highest Price Paid HK$	Lowest Price Paid HK$	Total Paid HK$
15 July 2008	626,000	On the Exchange	4.45	4.24	2,751,896.00
Total	626,000				2,751,896.00

* Either on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

B. Additional Information for company's whose primary listing is on the Exchange

1. Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) — 5,378,000

2. % of issued share capital at time ordinary resolution passed acquired on the Exchange since date of resolution

$$\left(\frac{5,378,000 \times 100}{3,220,823,003}\right)$$ — 0.167%

We hereby confirm that the purchases set out in A above which were made on the Exchange were made in accordance with the listing rules of the Exchange entitled "Rules Governing the Listing of Securities" and that there have been no material changes to the particulars contained in the Explanatory Statement dated 30 April 2008 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Yours faithfully,

Li Lai Man Nancy

Company Secretary

First Pacific Company Limited

END